                                                           File Number:  0-29174
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                   --------
                                   FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the quarter ended September 30, 1999

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)
                                   --------
                                 Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                                   --------
                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                (510) 795-8500
         (Address and telephone number of principal executive offices)

                                   --------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
             [x]  Form 20-F           [ ]  Form 40-F


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
             [ ]  Yes                 [X]  No


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
                  Not applicable

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                          LOGITECH INTERNATIONAL S.A.
                                   Form 6-K
                               Table of Contents


                                                                                                      Page
                                                                                                      ----
Financial Information (unaudited):

  Consolidated Balance Sheets at September 30, 1999 and March 31, 1999..............................     3

  Consolidated Statements of Income for the three and six months ended September 30, 1999 and 1998..     4

  Consolidated Statements of Cash Flows for the six months ended September 30, 1999 and 1998........     5

  Notes to Consolidated Financial Statements........................................................     6

Management's Discussion and Analysis of Financial Condition and Results of Operations...............     9

Quantitative and Qualitative Disclosure About Market Risk...........................................    21

Signatures..........................................................................................    22


                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
              (In thousands, except share and per share amounts)



                                                                            September 30,        March 31,
                                                                                1999               1999
                                                                            -------------       ----------
                                ASSETS                                       (unaudited)
Current assets:
   Cash and cash equivalents..........................................           $ 19,865         $ 43,251
   Accounts receivable................................................            101,714           93,501
   Inventories........................................................             63,881           70,100
   Other current assets...............................................             14,624           13,907
                                                                               ----------       ----------
      Total current assets............................................            200,084          220,759
Investments...........................................................             15,378           13,856
Property, plant and equipment, net....................................             43,865           40,203
Intangible assets, net................................................             16,112           18,247
Other assets..........................................................                902            1,424
                                                                               ----------       ----------
      Total assets....................................................           $276,341         $294,489
                                                                               ==========       ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt......................................................           $  9,750         $ 25,385
 Accounts payable.....................................................             72,866           83,640
 Accrued liabilities..................................................             39,924           41,377
                                                                               ----------       ----------
     Total current liabilities........................................            122,540          150,402
Long-term debt........................................................              3,417            3,624
Other liabilities.....................................................                765              709
                                                                               ----------       ----------
     Total liabilities................................................            126,722          154,735
                                                                               ----------       ----------
Contingencies (Note 8)
Shareholders' equity:
 Registered shares, par value CHF 20 - 2,101,688 authorized,
   653,312 conditionally authorized at September 30 and March 31,
   1999, 2,001,688 issued and outstanding at September 30 and March
   31, 1999...........................................................             28,738           28,738
 Additional paid-in capital...........................................             75,352           75,717
 Less registered shares in treasury, at cost, 22,064 at September 30,
   1999 and 64,923 at March 31, 1999..................................             (2,258)          (6,643)
 Retained earnings....................................................             60,095           54,323
 Cumulative translation adjustment....................................            (12,308)         (12,381
                                                                               ----------       ----------
     Total shareholders' equity.......................................            149,619          139,754
                                                                               ----------       ----------
     Total liabilities and shareholders' equity.......................           $276,341         $294,489
                                                                               ==========       ==========


  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
            (In thousands, except share, per share and ADS amounts)



                                                           Three months ended                      Six months ended
                                                              September 30,                          September 30,
                                                      --------------------------------      --------------------------------
                                                           1999              1998                1999               1998
                                                      -------------     --------------      -------------      -------------
                                                                (unaudited)                             (unaudited)
Net sales.......................................        $  133,247         $   95,816            254,314         $  168,831
Cost of goods sold..............................            89,998             60,744            175,103            107,803
                                                      -------------     --------------      -------------      -------------
Gross profit....................................            43,249             35,072             79,211             61,028
Operating expenses:
 Marketing and selling..........................            21,775             18,509             43,128             33,163
 Research and development.......................             8,219              7,602             15,225             13,968
 General and administrative.....................             7,433              5,490             14,015             10,102
 Acquired research and development..............                --              6,200                 --              6,200
                                                      -------------     --------------      -------------      -------------
Operating income (loss).........................             5,822             (2,729)             6,843             (2,405)
Interest income (expense), net..................              (138)               506               (342)             1,158
Loss on sale of product line....................                --             (6,288)                --             (6,435)
Other income (expense), net.....................               795                119                714               (109)
                                                      -------------     --------------      -------------      -------------
Income (loss) before income taxes...............             6,479             (8,392)             7,215             (7,791)
Provision (benefit) for income taxes............             1,296             (1,259)             1,443             (1,169)
                                                      -------------     --------------      -------------      -------------
Net income (loss)...............................        $    5,183         $   (7,133)        $    5,772         $   (6,622)
                                                      =============     ==============      =============      =============
Net income (loss) per share:
 Basic..........................................        $     2.63         $    (3.68)        $     2.95         $    (3.42)
 Diluted........................................        $     2.53         $    (3.68)        $     2.85         $    (3.42)

Net income (loss) per ADS (10 ADS : 1 share):
 Basic..........................................        $      .26         $     (.37)        $      .29         $     (.34)
 Diluted........................................        $      .25         $     (.37)        $      .29         $     (.34)

Shares used to compute net income (loss) per share:
 Basic..........................................         1,967,763          1,940,088          1,957,177          1,934,980
 Diluted........................................         2,047,517          1,940,088          2,023,324          1,934,980



  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)



                                                                                   Six months ended
                                                                                     September 30,
                                                                             -----------------------------
                                                                                 1999              1998
                                                                             -----------       -----------
                                                                                      (unaudited)
Cash flows from operating activities:
 Net income (loss)....................................................         $  5,772          $ (6,622)
 Non-cash items included in net income (loss):
  Depreciation and amortization.......................................            9,375             6,675
  Acquired research and development...................................               --             6,200
  Write-down of investments and note receivable.......................               --             5,800
  Deferred income taxes...............................................             (195)           (1,975)
  Other...............................................................             (185)              396
 Changes in current assets and liabilities:
  Accounts receivable.................................................           (6,922)          (10,383)
  Inventories.........................................................            6,629           (20,627)
  Other current assets................................................              358            (1,820)
  Accounts payable....................................................           (3,894)           10,724
  Accrued liabilities.................................................          (10,902)           11,383
                                                                             -----------       -----------
     Net cash provided by (used in) operating activities..............               36              (249)
                                                                             -----------       -----------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................          (10,691)           (9,612)
 Acquisitions and investments in affiliated companies.................           (1,025)          (39,020)
                                                                             -----------       -----------
     Net cash used in investing activities............................          (11,716)          (48,632)
                                                                             -----------       -----------
Cash flows from financing activities:
 Increase (decrease) in debt..........................................          (15,809)           16,680
 Proceeds from sale of treasury shares................................            4,019             1,790
 Purchase of treasury shares..........................................               --            (1,308)
                                                                             -----------       -----------
     Net cash provided by (used in) financing activities..............          (11,790)           17,162
                                                                             -----------       -----------
Effect of exchange rate changes on cash and cash equivalents..........               84               241
                                                                             -----------       -----------
Net decrease in cash and cash equivalents.............................          (23,386)          (31,478)
Cash and cash equivalents at beginning of period......................           43,251            72,376
                                                                             -----------       -----------
Cash and cash equivalents at end of period............................         $ 19,865          $ 40,898
                                                                             ===========       ===========

Supplemental cash flow information:
 Interest paid........................................................         $    247          $    176
 Income taxes paid....................................................         $    416          $    603



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company's products include mice, trackballs, keyboards, joysticks, gamepads, steering wheels, and PC video cameras. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 1999 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

  Certain prior quarters' balances have been reclassified to conform with the current quarter's presentation including certain sales and marketing programs, which have been reclassified from net sales to marketing and selling expenses to provide a better comparison with similar company's reporting practices. These certain sales and marketing programs as a percentage of net sales represented 3.9% and 4.0% for the three and six months ended September 30, 1998.

Note 3 -- Business Acquisition:

  In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business for approximately $26.2 million (including closing and other costs). The Connectix business has been combined with the Company's video division to offer a complete line of PC video cameras for personal computer platforms. The transaction was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business from the date of acquisition have been included in the consolidated statement of income.

  In connection with the acquisition, the Company recorded approximately $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998.

Note 4 -- Equity Investments:

  In June 1998, the Company acquired 49% of the outstanding shares of Space Control, GmbH., the German-based provider of Logitech's Magellan 3D Controller. The agreement includes an obligation for the Company to acquire the remaining outstanding shares of Space Control, if certain conditions are met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. The Company has used the cost method of accounting for this investment.

Note 5 -- Comprehensive Income:

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account. For the three months ended September 30, 1999 and 1998, comprehensive income (loss) was $6,570,000 and $(5,303,000). For the six months ended June 30, 1999 and 1998, comprehensive income (loss) was $5,845,000 and $(4,566,000).

Note 6 -- Sale of Product Line:

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3,174,000.

  During the second quarter of fiscal 1999, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

Note 7 -- Inventory

  At September 30 and March 31, 1999, inventory consisted of the following:

                                                          Sept. 30, 1999     March 31, 1999
                                                          --------------     --------------
                                                                     (in thousands)

  Raw materials..........................................      $17,144             $13,077
  Work-in-process........................................          463               1,566
  Finished goods.........................................       46,274              55,457
                                                           -----------         -----------
                                                               $63,881             $70,100
                                                           ===========         ===========

Note 8 -- Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the Company has revised its estimate of VAT liability and released an accrual of approximately $1 million into income during the quarter ended June 30, 1999. The Company therefore believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights, both as a defendant and a plaintiff. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

Note 9 -- Reclassifications

  As described in Note 1, the Company has reclassified certain amounts from net sales to marketing and selling expenses. The reclassifications increased net sales and marketing and selling expenses by the same amount. The reclassifications did not impact operating income or net income.

  The balances of net sales and marketing and selling expense for the years ended March 31, 1996 through 1999, after reclassification, are as follows:





                                                                                 Sales & Marketing
Year Ended:                                                    Net Sales              Expense
-----------                                                ------------------   ---------------------
 March 31, 1996.........................................             $368,968          $59,655
 March 31, 1997.........................................              430,007           71,014
 March 31, 1998.........................................              406,109           68,813
 March 31, 1999.........................................             $470,741          $85,350

  The balances of net sales and selling and marketing expense for the quarters ended June 30, 1998 through June 30, 1999, after reclassification, are as follows:

                                                                                 Sales & Marketing
Quarter Ended:                                                 Net Sales              Expense
--------------                                             ------------------   ---------------------
 June 30, 1998..........................................             $ 73,015           $14,655
 September 30, 1998.....................................               95,817            18,509
 December 31, 1998......................................              154,506            27,889
 March 31, 1999.........................................              147,404            24,298
 June 30, 1999..........................................             $121,067           $21,353

Note 10 -- Subsequent Event

  In November 1999, Logitech announced the formation of a new company that will enhance video communications using the internet infrastructure. The new company will be independently run and plans to initiate service in the first calendar quarter of 2000. At the same time, Logitech announced the investment of $10.8 million by outside investors, including two venture capital firms, bringing Logitech's investment in the new company to approximately 50%.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  The Company's net sales are derived from sales of interface devices for computers. These products include mice, trackballs, keyboards, joysticks, gamepads, steering wheels and PC video cameras.

  In September 1998, the Company acquired the PC video camera business of Connectix Corporation. Logitech's QuickCam(R) brand is a market leader in PC video cameras for Windows and Macintosh. The PC video camera market has been experiencing rapid growth. This acquisition was consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business has been combined with the Company's video division.

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                               Three months ended                  Six months ended
                                                                  September 30,                      September 30,
                                                          ----------------------------       ----------------------------
                                                             1999              1998             1999              1998
                                                          ----------        ----------       ----------        ----------
Net sales.........................................           100.0%            100.0%           100.0%            100.0%
Cost of goods sold................................            67.5              63.4             68.9              63.9
                                                         ----------        ----------       ----------        ----------
Gross profit......................................            32.5              36.6             31.1              36.1
Operating expenses:
 Marketing and selling............................            16.3              19.3             16.9              19.6
 Research and development.........................             6.2               7.9              6.0               8.3
 General and administrative.......................             5.6               5.7              5.5               5.9
 Acquired research and development................              --               6.5               --               3.7
                                                         ----------        ----------       ----------        ----------
Operating income (loss)...........................             4.4              (2.8)             2.7              (1.4)
Interest income (expense), net....................             (.1)               .5              (.1)               .7
Loss on sale of product line......................              --              (6.6)              --              (3.8)
Other income (expense), net.......................              .6                .1               .2               (.1)
                                                         ----------        ----------       ----------        ----------
Income (loss) before income taxes.................             4.9              (8.8)             2.8              (4.6)
Provision (benefit) for income taxes..............             1.0              (1.4)              .5               (.7)
                                                         ----------        ----------       ----------        ----------
Net income (loss).................................             3.9%             (7.4)%             2.3%            (3.9)%
                                                         ==========        ==========       ==========        ==========

  Certain prior quarters' balances have been reclassified to conform with the current quarter's presentation including certain sales and marketing programs, which have been reclassified from net sales to marketing and selling expenses to provide a better comparison with similar company's reporting practices. These certain sales and marketing programs as a percentage of net sales represented 3.9% and 4.0% for the three and six months ended September 30, 1998.

Comparison of three months ended September 30, 1999 and 1998

  Net Sales

  Net sales for the three months ended September 30, 1999 increased 39% to $133.2 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's cordless wheel-enhanced mice.

  Retail sales grew by 63%. As has been the case for the last several quarters, this growth was shared across all product categories. Sales of the Company's traditional retail pointing devices, which include mice and trackballs, grew by 24%. This growth was driven by the Company's cordless mouse offerings and trackball product line. Sales of the Company's cordless wheel-enhanced mice increased 180% over the second quarter in fiscal 1999. Even with this growth, mice sales represented 43% of the Company's total retail revenue for this quarter, compared to 59% in the same quarter last year, reflecting the Company's expanded retail product offerings. Keyboard products continue to be a source of strong growth with sales increasing by 139% over the second quarter in fiscal 1999, the sixth consecutive quarter of sequential sales growth. The Company introduced its video products in the third quarter of fiscal 1999, including the integration of the QuickCam business acquired in September 1998, providing additional sales growth this quarter.

  OEM sales grew this quarter by less than 1% compared to the same quarter last year, with unit volume increasing by 28%. The impact of the volume increase on net sales was partially offset by price reductions due to price pressures in the OEM market.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 23% to $43.2 million. This increase was due principally to a continuing shift in product mix from the OEM sector to the retail sector.

  Gross profit as a percentage of net sales decreased from 36.6% to 32.5%. In the retail channel, the product mix has shifted towards lower margin retail products such as keyboards and PC digital video cameras. This reflects broadening of the Company's overall retail product offering and the Company's aggressive efforts to increase market share in growing product categories. In addition, the OEM market continues to experience price pressures which led to a significant margin decline compared to the second quarter of fiscal 1999, but a much smaller decrease compared to the first quarter of fiscal 2000. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the Company's largest OEM customers have outpaced the cost reduction efforts.

  Operating Expenses

  Excluding non-recurring charges, total operating expenses increased 18%, from $31.6 million to $37.4 million. As a percentage of net sales, operating expenses decreased from 33% to 28%.

  The increase in sales and marketing expenses is directly related to the Company's increased sales performance. The Company continues to make significant investments in advertising, channel marketing, and brand awareness through refreshed packaging and associated marketing materials. The Company has also increased its development efforts in the gaming device area and the PC video camera area, and is introducing a number of new products for the Christmas season. Development efforts are also focused on new product development and cost reductions on existing products. The increase in general and administrative expenses primarily reflects higher costs related to intellectual property litigation. The Company is involved in a number of such disputes, as both defendant and plaintiff. To a lesser extent, the increase in general and administrative costs reflects increased headcount and amortization of goodwill and intangible assets.

  Interest Income (Expense), Net

  Interest expense for the most recent quarter was $.1 million, compared to income of $.5 million in the prior year. The decline was the result of using excess cash and borrowings over the past twelve months to make a number of investments, including the acquisition of the QuickCam business from Connectix, and funding working capital needs to support higher sales volume.

  Sale of Product Line

  During the second quarter of fiscal 1999, the Company wrote off $5.8 million relating to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case. The additional $.5 million primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Income (Expense), Net

  Other income was $.8 million for the current quarter, compared to $.1 million last year. This increase was primarily due to higher net foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The Company has reviewed its projections of taxable income in various tax jurisdictions for fiscal 2000. Based on a number of factors, including the phased expiration of a tax holiday in China and expected changes in taxable income in certain tax jurisdictions, the Company believes its effective tax rate for fiscal 2000 will be 20%. As a result, the provision for income taxes for the three months ended September 30, 1999 was $1.3 million, representing a 20% effective tax rate, compared to a 15% effective tax rate for the three months ended September 30, 1998.

Comparison of six months ended September 30, 1999 and 1998

  Net Sales

  Net sales for the six months ended September 30, 1999 increased 51% to $254.3 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's cordless wheel-enhanced mice.

  Retail sales grew by 68%. This growth was shared across all product categories. Sales of the Company's traditional retail pointing devices, which include mice and trackballs, grew by 20%. This growth was driven by the Company's cordless mouse offerings and trackball product line. Sales of keyboard products increased by 237% over the same period last year. The Company introduced its video products in the third quarter of fiscal 1999, including the integration of the QuickCam business acquired in September 1998, providing additional sales growth. Sales of the Company's cordless wheel-enhanced mice increased 147% over the same period in fiscal 1999.

  OEM sales grew by 22% compared to the same period last year, with unit growth increasing by 52%. The impact of the volume increase on net sales was partially offset by price reductions due to price pressures in the OEM market.

  Gross Profit

  Gross profit increased 30% to $79.2 million in the six months ended September 30, 1999. Gross profit as a percentage of net sales decreased from 36.1% to 31.1%. In the retail channel, the product mix has shifted towards lower margin retail products such as keyboards and PC digital video cameras. This reflects the Company's broadening of the overall retail product offering and the Company's aggressive efforts to increase market share in growing product categories. In addition, the OEM market continues to experience price pressures which led to a significant margin decline compared to the first half of fiscal 1999. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the largest OEM customers have outpaced the cost reduction efforts.

  Operating Expenses

  Excluding non-recurring charges, total operating expenses increased 26%, from $57.2 million to $72.4 million. This increase reflects intensified product marketing efforts in the current year in preparation for the Company's launch of several new products, as well as continued investment in research and development. As a percentage of sales, operating expenses, excluding non-recurring charges, decreased from 34% to 28%.

  The Company has continued to invest in the Logitech brand with its new visual marketing strategy, including new packaging, an updated web site, and new packaging materials. The Company has increased other marketing costs in new product areas, including the retail keyboard market and PC video cameras. The Company has also increased its development effort in the game device area, and introduced a number of new devices for the Christmas season. Development efforts have also continued for PC video cameras for the Internet.

  Interest Income (Expense), Net

  Interest expense for the six months ended September 30, 1999 was $.3 million, compared to interest income of $1.2 million in the same period last year. The decline was the result of a decrease in the average balances of interest bearing cash and cash equivalents.

  During the second quarter of fiscal 1999, the Company wrote off $5.8 million relating to the convertible note and common stock investment in Storm Technology. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case.

The additional $.6 million primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Income (Expense), Net

  Other income was $.7 million, compared to other expense of $.1 million last year. This change was primarily due to net foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes for the six months ended September 30, 1999 and 1998 represented a 20% effective tax rate compared to a 15% effective tax rate for the same period last year.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At September 30, 1999, the Company had cash and cash equivalents of $19.9 million. The Company also had credit lines with several European and Asian banks totaling $58 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks.

  The Company has financed its operations and capital requirements primarily through cash flow from operations and bank borrowings. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  Cash provided from operating activities was about flat for both the six months ended September 30, 1999 and 1998.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $11.7 million and $48.6 million for the six months ended September 30, 1999 and September 30, 1998.
Cash used in the six months ended September 30, 1998 included $39.0 million used for three acquisitions: the PC video camera business unit of Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation. The remaining amounts invested in both years were primarily for capital expenditures relating to the Company's computer systems implementation project.

  Cash Flow from Financing Activities

  Net cash used by financing activities for the six months ended September 30, 1999 was $11.8 million. This represents a $15.8 million net paydown of short-term debt net of $4.0 million of proceeds from the sale of treasury shares.

  Net cash provided by financing activities for the six months ended September 30, 1998 was $17.2 million. This represents principally an increase of $16.7 million in short-term debt for working capital needs and to finance part of the Company's acquisition of the QuickCam(R) PC video camera business unit of Connectix.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitments for capital expenditures, primarily for computer system implementation, approximated $.4 million at September 30, 1999.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the PC video camera market, iii) the Company's brand strategy, iv) the Company's research and development strategy,
v) bank credit line availability, vi) cash liquidity availability, vii) the effect of the Year 2000 issue on the Company and the Company's projected costs and strategy addressing this issue, and viii) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

  Year 2000

  The "Year 2000 Issue" is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Software with time-sensitive functions may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

  Program Management

  To address the potential effects of the year 2000 issue, the Company has adopted a program that addresses two areas, internal infrastructure and external infrastructure. The Company's Y2K program involves all levels and departments, and the project plan, status, accomplishments and risks are reported regularly to the Board of Directors. The Company's Y2K effort is being handled internally, and the costs have not been nor are they expected to be significant.

  Internal Infrastructure

  The Company's IS efforts can be divided into five phases: Inventory, Assessment, Verification, Testing, and Remediation. The Inventory phase consists of compiling a master list of all potentially affected hardware, software, and intelligent devices. Once the list is completed, the Assessment phase involves review of the list to determine critical items. The critical list is then put through the Verification phase, where the Y2K status of each item is determined, and vendor test procedures and results obtained if possible. The Testing phase covers testing all items on the critical list, using vendor test procedures if possible and an industry-standard procedure if not, for Y2K compliance. If any Y2K-related failures are found, those items are listed for the Remediation phase to fix or replace.

  All five phases have been completed. However, in the case where suppliers identify new requirements or recommend system upgrades, those upgrades will be evaluated, tested for compliance, and implemented on an as-needed basis.

  As of the end of August 1999, the Company completed its migration to an Enterprise Resource Planning (ERP) system. The new system has been certified by the supplier as being Y2K compliant. In addition to supplier certification, the Company has, as with all critical business systems, performed in-house testing on the ERP system with no problems reported.

  Due to recent recommendations from the suppliers of two ancillary ERP applications, revision upgrades are being implemented with in-house verification testing scheduled for late November 1999. As both of these ancillary applications presently process year 2000 dates within the Company environment without issue, the upgrades are not expected to introduce any problems.

  Effective from December 1, 1999 through January 15, 2000, the Company will not install any new software or change any Y2K ready software used in its operations, unless it is to remedy specific Y2K issues newly identified by suppliers or for other compelling business reasons.

  External Infrastructure

  The Company has developed and implemented an extensive supplier verification program, addressing both material and service suppliers. All significant component suppliers have been surveyed and the top suppliers, representing all commodities used in manufacture, have been visited on site to generate assurance of their Y2K readiness. All site visits have been completed and all top suppliers will continue to be monitored throughout the remainder of the year. All significant component suppliers and operational business partners have also attended conferences held at the Company's facilities to further develop and mutually discuss awareness of potential Y2K issues.

  Service suppliers have been identified and mission critical companies have been surveyed worldwide. In addition, direct contact has been made with many of the top companies to further determine their Y2K efforts. If any concerns are discovered, the Company will work closely with the supplier and pursue resolution, including seeking alternatives, as necessary.

  The Company's global operations rely heavily on the infrastructure within the countries in which it does business, particularly in China where the Company's manufacturing facilities are located. Like other companies operating in foreign countries, lack of readiness by power, water and communication agencies or providers of general infrastructure could pose significant impediments to the Company's ability to carry on its normal operations.

  Products

  The Company's complete current product line is fully Y2K compliant. Although none of the Company's products contain any integral date-handling, all current products have been tested for compliance and Y2K-related testing has been incorporated into the quality assurance procedure for all newly-released products. The Company maintains a comprehensive list of its compliant products on its Y2K web page.

  Conclusion

  Despite the Company's efforts to address the Y2K impact on its systems and operations, the Company may not have fully identified such impact or whether it can be resolved without disruption of its business without incurring significant expense. In addition, even if the systems and operations of the Company are not materially affected by the Y2K issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. As a result, an interruption of certain normal business activities could result, which could materially and adversely affect the Company's operations, liquidity and financial condition.

  Euro

  On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will eventually replace the legacy currencies currently in use in each of the participating countries. Euro bills and coins will not be issued until January 1, 2002.

  Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. The Company expects its affected subsidiaries to continue to operate in their respective legacy currencies for at least one year. The Company can, however, accommodate transactions for customers and suppliers operating in either legacy currency or euros.

  The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

  Potential Fluctuations in Future Operating Results; Seasonality

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Proprietary Rights

  The Company's future success depends in part on its proprietary technology, technical know-how and other intellectual property. The Company relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect its intellectual property.

  The Company holds various United States patents, together with corresponding patents from other countries relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights.
In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

  The Company also relies on certain technologies that it obtains from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Concentration of Operations in China and Taiwan

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects differences in interpretation and enforcement to continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Risks Associated with International Operations

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  Risk of Margin Declines

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. The Company has experienced significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, and changes in product mix in the retail market toward lower margin products. As a result, the Company believes that gross margins will continue to fluctuate.

  Intense Competition; Pricing Pressure

  The Company's business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  The Company competes primarily with 3Com, Alps, Creative Technology, Intel, Interact Multimedia, Kensington/Advanced Gravis, Kodak, KYE/Mouse Systems, Microsoft, Mitsumi, Philips and Primax.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for pointing and gaming devices. Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the

Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. In addition, Microsoft has broadened its keyboard product offering, which could cause a slowdown in the Company's growth in this category. Certain of the Company's competitors may also have patents or intellectual property rights which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's other senior management and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2000. As a result, the Company's effective income tax rate is likely to increase in future periods.

  Outcome of Legal Proceedings

  There has been substantial litigation in the technology industry regarding rights to intellectual property. The Company is involved from time to time in disputes with respect to its intellectual property rights and the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several pending lawsuits with respect to patent and, to a lesser extent, trade secret infringement claims by third parties. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

  Other

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1999. The Company cautions that the foregoing list of risk factors is not exhaustive.

                          LOGITECH INTERNATIONAL S.A.
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the quarter ended September 30, 1999, 41% of the Company's sales were denominated in non-U.S. currencies and 21% of the Company's net assets were recorded in non-U.S. currencies. For the quarter ended September 30, 1998, 41% of the Company's sales were denominated in non-U.S. currencies and 32% of the Company's net assets were recorded in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the quarters ended September 30, 1999 and 1998 would have been adversely impacted by approximately $1.5 million and $1.6 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 1999 and 2000 quarter end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.



                                    By:     /s/  Guerrino De Luca
                                        --------------------------------------
                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:     /s/  Kristen M. Onken
                                        --------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

  November 15, 1999